Filer:  Phone.com, Inc.
                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933 Commission File No.
                                     000-25687

On August 9, 2000, the following FAQ was distributed to Phone.com, Inc. senior executives for internal use only and was not published.

                    MERGER OF PHONE.COM AND SOFTWARE.COM
                    ------------------------------------
                                    AND
                                    ---
                    ANNOUNCEMENT OF NEW PRESIDENT & CEO
                    -----------------------------------

Financials
----------

Q. What is the chance this deal will fall apart?
A. Remote. The only outstanding conditions are regulatory and shareholder approvals.

Q. Are there any contingencies in the transaction?  What are they?
A. The conditions to closing are HSR, shareholder approval and other customary closing conditions.

Q. How is the transaction structured?  Whose shares survive?
A. Because Phone.com is the issuing company, Phone.com shares will be issued for Software.com shares (conversion ratio is 1.6105).

Q. Will there be an acceleration of vesting for any of your employees?
A. Possibly, but only for a very small number of Software.com employees who were covered by "change of control" issues.

Q. Is there much uncertaintly how major shareholders will react to this merger?
A. Certain significant stockholders of Phone.com and Software.com have already agreed to cast their votes in support of this merger prior to this announcement, representing approximately 20% of shares outstanding of each company.

Q. How many shares will be issued?
A. We will issue 1.6105 shares of Phone.com for each Software.com share. As of today it will be approximately 90 million shares issued.

Q. Is there a break-up fee?
A. Yes, $195 million, or 2.75% of transaction value in certain specific circumstances. If Software.com shareholders vote no, they pay our out of pocket expenses. If they sign another deal within twelve months of that vote, then they pay the $190 million minus original expenses.

Q. What happens if there is a topping offer?
A. If there is a topping offer both BOD's have a responsibility to consider it, but with that said, the management teams and both BOD's are very excited about this merger and we are very confident that this deal will move forward. We really don't expect that to happen.

Q. What are the financial terms of the transaction?
A. This will be a tax-free stock merger, with 50/50 ownership. We intend to use pooling accounting, and the merger will represent an exchange ratio of 1.6105 shares of Phone.com for every share of Software.com.

Q. When do you expect to close the transaction?
A. We expect the merger to close in late calendar 2000.

Q. Will the acquisition be accretive to EBITDA/cash flow?
A. The combination of the two companies is expected to produce revenue synergies from the start.

Q. Do Software.com and Phone.com recognize revenue in the same way?
A. Yes.

Q. How will it affect top-line growth?
A. Each company will execute on their current business plan and we anticipate that the upside will come from cross sell and upsell, and into the other's customer base.

Q. How does this deal affect Phone.com's expectation of turning a profit by the end of 2001?
A. The expected profitability date that we are guiding analysts towards, for the combined company, is September 2001.

Q. Considering the volatility of these two stocks, shouldn't this transaction have a collar?
A. Momentary volatility shouldn't dissuade us from doing a strategic merger. The quality of the visibility into both companies' revenues and the quality of sales give us confidence that the deal works as a 50/50. Both companies are highly committed to making this deal work and the potential upside is so powerful that momentary volatilities shouldn't make investors worry.


Approval
--------

Q. Does this deal face regulatory review? How do you plan to overcome those hurdles?
A. We will file the appropriate documents as soon as is practical and we expect to go through the standard regulatory approval process. We do not anticipate any delays in the process.

Q. If there are any approval delays, will the transaction be jeopardized by the anticipated elimination of pooling of interest accounting practices in 2001?
A. We anticipate completing the transaction before any changes go into effect.


Strategic Rationale
-------------------

Q. Is this an admission that either company couldn't go to the next level alone?
A. Both companies on their own were capable of going to the next level, but together we can go further, and faster. We will be a substantial force in wireless and go after each other's customers to cross and upsell our customer base. For example, we have worked together in the past to implement on the BT and Sprint/Onebox wireless deals, and have found strong complements between our teams in our ability to execute quickly.

Q. How does the merger bolster Phone.com's position in Japan? Was Software.com's strong position in Japan a significant strategic consideration for Phone.com?
A. Japan is our strongest market, we have our biggest customers there both in network operators and handset manufacturers - this deal broadens our market significantly.

Q. If you are saying NTT will now be one of your biggest customers, does that mean that you will now support iMode within WAP?
A. iMODE is a proprietary solution. WAP is an open standard supported by over 500 companies worldwide. WAP phones will number over 100 million in the next 12 months, that is nearly 10x iMODE phones. We fully support NTT adopting WAP and converging iMODE with the next generation of WAP based on xHTML.

Q. Software.com applications support iMode. Does this mean that you will also now support iMode at the platform level?
A. Our applications will support access from any device - WAP, iMODE, PDA's, PC's and any other Internet enabled device. We remain strongly committed to WAP as THE standard for mobile Internet platforms.

Q. What will be the name of the new company?
A. The name of the merged company will be announced on closing later this year.

Q. Will you continue to use the Phone.com or Software.com brand name? What happens to the brands after the transaction?
A. The combined company will continue to retain both names and relevant trademarks for potential future use.

Q. Does this merger further the likelihood that WAP will be adopted as a universal protocol? How?
A. WAP is already a universal protocol supported by over 500 companies worldwide. This merger takes Phone.com - the unquestioned leader of WAP - and makes it larger and stronger. This can only be good for WAP.

Q. Is The combined company dependent on the acceptance of WAP as a worldwide standard?
A. We consider WAP to be a valuable industry standard, but our products support many industry standards and as the standards evolve we will evolve with them. In order to get this market to crystallize and grow we needed a standard. Our products support many standards.

Q. Are you now in a position to target the enterprise market?
A. This will not be our core focus. We sell to customers who sell to their own customers in the enterprise market.

Q. How will this merger help the combined company compete against the large players entering the market, including Microsoft, Oracle and IBM? A. This will give us a stronger base, and a very deep and broad understanding of the infrastructure market. Our combined company will have the largest team completely dedicated to serving this space.


Integration
-----------

Q. Phone.com has made nearly $2 billion in acquisitions since its June IPO - are these all fully integrated? Isn't there a big execution risk?
A. We have spent the last month flushing out how this will work. It is probably the biggest challenge for any company going through a merger process, and that is why we have put a lot of time into our planning.

Q. Where are the complements between the two companies?
A. We find a high level of complement between our products, customer base, sales channel and business model.

Q. What will happen to Software.com's headquarters?
A. The legal HQ for the combined company is in Redwood City, California and all current facilities will be functional and supported.


Customers/Products
------------------

Q. How can your customers expect to benefit from this merger?
A. Our combined company will offer proven, carrier-class scalability across product lines. It will also provide the ability to have better support and better service. For Phone.com and Software.com, this is a reiteration of our commitment to quality - this is something that will not change. This merger provides us the ability to offer integrated software solutions and in our delivery efforts, cuts time of implementation and time to market for our customers. We will offer a complete understanding of our customers' infrastructure needs, offering combined wireline and wireless expertise in one company. The critical mass created by combining companies creates better service. John MacFarlane will be responsible for products and for maintaining the high level of quality and accountability that customers expect.

Q. Will customers be concerned about doing business with the combined company?
A. Customers are looking for vendors who can provide integrated platforms, and a higher level of service and accountability.

Q. Of the 77 carriers Phone.com has under contract, how many of those are also under contract with Software.com?
A. Shared customers of the two companies include Deutsche Telekom, Sprint PCS, Verizon Wireless, BTcellnet, Telus, Sonera, and Alltel.

Q. Doesn't Software.com's messaging service overlap with your unified messaging service, OneBox? Can you integrate the two services?
A. No, it does not. Our products in this space are actually complementary. The Onebox service leverages the best-of-breed Software.com message store technology, and the companies have worked together on these services for over a year, even before the acquisition of Onebox by Phone.com. Examples of this technological and marketing partnership would include unified messaging work for Sprint and Telus.

Q. Does Software.com deliver its messaging services through an ASP platform? Will that operate separately from Phone.com's newly launched ASP-based services?
A. Software.com does not currently offer an ASP service. Phone.com has committed to our customers that we will offer an ASP model and we will continue to offer both product and ASP models to our customers.

Q. Does this merger affect the pricing of Phone.com's current suite of products?
A. No.

Q. Are the companies' revenue models compatible?
Yes.  Very much so.

Q. Which senior Phone.com and Software.com executives will not have a place in the combined company?
A. None.


New President & CEO
-------------------

Q. When will Donald Listwin join the combined company as the President & CEO?
A. Don will join the combined company as President & CEO at the closing date of the merger, which is expected to close in late calendar year 2000.

Q. What is Donald Listwin's individual stake in Software.com?
A. As a board member of Software.com, Don has received director's shares, the total amount has not been disclosed.

Q. What is Donald's experience with integration of mergers and acquisitions?
A. Don has experience with integrating over 80 transactions in his career.

Q. What is Cisco's stake in Software.com?
A. 3.12 million shares or 6.4%.

Q. Why is Alain giving up his baby?  And for what?
A. Alain recognizes that this next growth stage of the company needed a driver who had the experience of taking a company to the multi billion-dollar stage. There are only handful of candidates in the world who fit the bill and we are fortunate to that he has accepted this challenge.

Q. Do you anticipate an investment from Cisco?
A. Cisco is already a shareholder of the Software.com, and consequently will be a shareholder of the combined company.

Q. What will Alain Rossmann actually do at the combined company?
A. Alain will be EVP and Chairman of the board. As EVP he will be responsible for driving the combined company's vision, product road map and continued innovation. He will have more time to devote to his passion and love - - inventing and delivering great products that open new markets.

Q. Did Cisco do a counter-offer to Don? Or are they in any way unhappy about his leaving?
A. As the conference call indicated today, John Chambers is supportive of Don's new venture and of the future success of the company.

Miscellaneous
-------------

Q. Who first approached whom to discuss this transaction?
A. The companies became acquainted during the Onebox acquisition and it evolved from there.

Q. Do you plan to continue Software.com's development partnerships with IBM and Hewlett-Packard? How do you expect them to react to this announcement?
A. We see no reason why it wouldn't be positive. We have a board member who is from IBM.

                                   * * *

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Investors and security holders are advised to read the various filings of Phone.com, Inc. and Software.com, Inc. that have been filed and will be filed with the Securities and Exchange Commission, including, when it becomes available, the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Phone.com, Inc and Software.com, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Phone.com, Inc. and Software.com, Inc. with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from Phone.com, Inc., by directing such request to:

                             Investor Relations
                              Phone.com, Inc.
                            800 Chesapeake Drive
                           Redwood City, CA 94063
                         telephone: 1-877-742-6873
                      e-mail: investor@corp.phone.com.